EXHIBIT 99.4

                                ESCROW AGREEMENT

            THIS AGREEMENT is made as of the 2nd day of May, 2005,

B E T W E E N:


            YM BIOSCIENCES INC., a corporation existing under the laws of the Province of Nova Scotia ("YM")

                                     - and -

            EQUITY TRANSFER SERVICES INC., a corporation existing under the laws of the Province of Ontario (the "Escrow Agent")

RECITALS:

A. A merger agreement dated as of April 12, 2005 (the "Merger Agreement") was entered into by YM, 2069044 Ontario Limited ("2069044"), being a wholly-owned subsidiary of YM, Delex Therapeutics Inc. ("Delex"), the Business Development Bank of Canada, New Generation Biotech (Equity) Fund Inc., and Eastern Technology Seed Investment Fund Limited Partnership, pursuant to which 2069044 shall amalgamate (the "Amalgamation") with Delex.

B. The Delex Shareholders have voted in favour of the Amalgamation at a special meeting of shareholders of Delex held on April 25, 2005.

C. In connection with the Amalgamation, the Delex Shareholders have received an aggregate of 4,603,173 Consideration Shares (subject to adjustment as provided in the Merger Agreement).

D. The Delex Shareholders have agreed, in connection with the approval of the Amalgamation, to deposit all of the Consideration Shares payable to them pursuant to the Merger Agreement and the Amalgamation with the Escrow Agent, to be held in escrow by the Escrow Agent on the terms and conditions contained in this Agreement.

      NOW THEREFORE in consideration of the sum of $10.00, and the participation of YM in the Amalgamation as described above, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1   Definitions

      Capitalised terms used but not defined herein shall have the meanings attributed thereto in the Merger Agreement. Additionally, in this Agreement:

      1.1.1 "this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and any similar expressions refer to this Agreement as it may be amended or supplemented from time to time, and not to any particular Article, Section or other portion hereof;

      1.1.2 "Derivative Property" means all stocks, shares, securities, rights, moneys or other Property accruing or offered at any time (whether by way of dividend, distribution, return of capital, reorganization, reclassification, redemption, bonus, preference, option rights or otherwise) by virtue of a legal or beneficial interest in any Property;

      1.1.3 "Escrow Deadline" means 5:00 p.m. (Toronto time) on May 2, 2010;

      1.1.4 "Escrowed Shares" means the Consideration Shares held in escrow pursuant to this Agreement at any time and from time to time;

      1.1.5 "Escrowed Share Proceeds" means any Derivative Property related to the Escrowed Shares;

      1.1.6 "Escrowed Shareholders" means the Delex Shareholders, as identified in Schedule "B";

      1.1.7 "Lien" means any  mortgage,  pledge,  charge,  assignment,  security
      interest,   hypothec,  lien  or  other  encumbrance,   including,  without
      limitation, any agreement to give any of the foregoing;

      1.1.8 "Milestone" means each of Milestone 1, Milestone 2, Milestone 3 and Milestone 4;

      1.1.9 "Milestone 1" means receipt of approval of the first IND submission for a Phase II trial (or, in Canada, a clinical trial authorization for a Phase II trial) for AeroLEF (or any other product utilizing the DELEX Technology) from the applicable regulatory authorities in the United States or Canada;

      1.1.10 "Milestone 2" means YM entering into a strategic partnership, joint venture, collaboration or other licensing arrangement (whether or not pursuant to a formal written agreement) with any third party with respect to the ongoing development and/or commercialization for AeroLEF (or any other product utilizing the DELEX Technology) (whether in Canada or anywhere else in the world);

      1.1.11 "Milestone 3" means the initiation of the first Phase III clinical trial for AeroLEF (or any other product utilizing the DELEX Technology) (whether in Canada or anywhere else in the world);

      1.1.12 "Milestone 4" means initiation of the second Phase III clinical trial for AeroLEF (or any other product utilizing the DELEX Technology) (whether in Canada or anywhere else in the world);

      1.1.13 "Property" means any personal property as defined in the Personal Property Security Act (Ontario), as amended from time to time.

1.2   Headings

      The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3   References to Articles and Sections

      Whenever in this Agreement a particular Article, Section or other portion thereof is referred to then, unless otherwise indicated, such reference pertains to the particular Article, Section or portion thereof contained herein.

1.4   Gender and Number

      In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.5   Invalidity of Provisions

      Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.6   Amendment, Waiver

      No amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.7   Governing Law, Attornment

      This Agreement shall be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable therein and the parties hereby irrevocably attorn to the non-exclusive jurisdiction of the Ontario courts.

1.8   Term of Agreement

      1.8.1 Subject to Section 1.8.2, this Agreement shall be of no further force or effect as of and from the earlier of: (i) the date on which the Escrow Agent no longer holds any of the Escrowed Shares or any Escrowed Share Proceeds and (ii) the Escrow Deadline, unless otherwise terminated, extended or modified by all of the parties hereto.

      1.8.2 Notwithstanding anything to the contrary contained in this Agreement, the provisions of Article 4 shall remain in full force and effect in perpetuity, irrespective of whether or not this Agreement has expired or been terminated in any manner whatsoever.

                                   ARTICLE 2
                                     ESCROW

2.1   Designation of Escrow Agent

      2.1.1 It is a condition of the Merger Agreement that YM deliver certificates representing the Escrowed Shares to the Escrow Agent pursuant to this Escrow Agreement, the form of which was attached as Exhibit 3 to the Merger Agreement.

      2.1.2 The Escrow Agent hereby agrees to act as the escrow agent referred to in the Merger Agreement on the terms and conditions set out herein.

      2.1.3 In discharging its duties under this agreement, the Escrow Agent shall have regard only to the provisions hereof and no other agreement, document or instrument and, specifically, the Escrow Agent shall have no obligation to read or examine the Merger Agreement (provided however that the Escrow Agent shall consider the Merger Agreement as necessary in connection with the meaning of those terms used in this Escrow Agreement that are defined in the Merger Agreement. ).

2.2   Deposit and Holding of Escrowed Shares

      2.2.1 On the Effective Date, YM shall deliver to the Escrow Agent the Consideration Shares to be held in escrow by the Escrow Agent pursuant to the terms of this Agreement.

2.3   Distributions etc. to Securityholders

      For greater certainty, during the period in which any of the Escrowed Shares are held in escrow under this Agreement, any Escrowed Share Proceeds in respect of the Escrowed Shares which have not been released in accordance with the terms of this Agreement shall promptly be delivered to the Escrow Agent to be held in escrow. All provisions of this Agreement relating to Escrowed Shares shall apply, mutatis mutandis, to Escrowed Share Proceeds.

2.4   Release of Escrowed Shares

      2.4.1 Subject to subsection 2.4.3 and Section 2.5, the Escrowed Shares and the Escrowed Share Proceeds attributed to the Escrowed Shares in question will be released in accordance with Schedule "A".

      2.4.2 Upon the completion of a Milestone, YM shall deliver a written notice (substantially in the form of Schedule "C") to the Escrow Agent advising of the completion of such Milestone and the Escrow Agent shall deliver to the Escrowed Shareholders the Escrowed Shares to be released upon the completion of such Milestone (as further specified on Schedule "A") and the Escrowed Share Proceeds attributable to such Escrowed Shares. Certificates representing such Escrowed Shares shall be delivered or sent by registered mail to the Escrowed Shareholders at their respective addresses as set out in Schedule "B".

      2.4.3 Notwithstanding any of the above, if an NDA (or the corresponding regulatory marketing authorization) is issued in any of the United States, Canada, Western Europe or Japan in connection with any product utilizing the Delex Technology within the five years following the Effective Date or if YM breaches any of its covenants as set out at Subsections 4.2(1) or
      (3) of the Merger Agreement (but subject to Subsection 4.2(4) and 4.2(5) of the Merger Agreement), then YM shall deliver a written notice (substantially in the form of Schedule "D") to the Escrow Agent advising of such event and the Escrow Agent shall deliver to the Escrowed Shareholders all the Escrowed Shares then remaining in escrow (as further specified on Schedule A) together with the Escrowed Share Proceeds attributable to such Escrowed Shares.

2.5   Escrow Deadline

      Notwithstanding Section 2.4, if any Escrowed Shares remain in escrow at the Escrow Deadline, the Escrow Agent shall deliver such Escrowed Shares (and Escrowed Share Proceeds attributable to such Escrowed Shares), together with stock transfer powers duly executed by the relevant Escrowed Shareholder, to YM for cancellation. YM shall cancel such Escrowed Shares and the Escrowed Shareholders shall have no further claim or entitlement thereto or to the Escrowed Share Proceeds attributable thereto. The Escrow Agent shall destroy, immediately following the Escrow Deadline and, to the extent that any Escrowed Shares had remained in escrow at the Escrow Deadline, any such delivery of Escrowed Shares, all stock transfer powers held by it following the Escrow Deadline (and, where relevant, such delivery of Escrowed Shares). The Escrow Agent acknowledges and agrees that all stock transfer powers held by it pursuant to this Agreement are to be used only for the purposes of this Section 2.5.

2.6   Instructions to Escrow Agent

      The Escrow Agent shall not be required to take any action with respect to the Escrowed Shares or any Escrowed Share Proceeds other than in accordance with an order of a court that has taken jurisdiction over the matter or on the written instructions of YM . The Escrow Agent shall provide, to each of the Delex Shareholders, at the address noted in Schedule "B", a copy of all written notices received by it from YM pursuant to this Agreement.

                                   ARTICLE 3
                             UNDERTAKING AND RIGHTS

3.1   Restrictions on Dealing by Escrowed Shareholders

      It is a condition to the payment by YM of the Escrowed Shares to the Escrowed Shareholders and of YM entering into this Escrow Agreement that none of the Escrowed Shareholders shall, prior to the transfer and release of Escrowed Shares in accordance with Section 2.4, without the prior written consent of YM:

      3.1.1 sell, assign, transfer (including, without limitation, granting all or any part of the economic benefit attached to the Escrowed Shares or Escrowed Share Proceeds to any other Person), exchange or otherwise dispose of the Escrowed Shares or Escrowed Share Proceeds; or

      3.1.2 create, assume or suffer to exist any Lien upon the Escrowed Shares or Escrowed Share Proceeds.

3.2   Voting Rights

      It is a condition to the payment by YM of the Escrowed Shares to the Escrowed Shareholders and of YM entering into this Escrow Agreement that none of the Escrowed Shareholders shall exercise or permit others to exercise any rights to vote the Escrowed Shares and any voting rights attaching to Escrowed Share Proceeds in respect of YM.

3.3   Restrictions on Dealing with Escrowed Shares by Escrow Agent

      Except in strict compliance with this Agreement, the Escrow Agent shall not, without the prior written consent of YM and the Escrowed Shareholders:

      3.3.1 sell, assign, transfer (including, without limitation, granting all or any part of the economic benefit attached to the Escrowed Shares or Escrowed Share Proceeds to any other Person), exchange or otherwise dispose of the Escrowed Shares or Escrowed Share Proceeds;

      3.3.2 create, assume or suffer to exist any Lien upon the Escrowed Shares or Escrowed Share Proceeds; or

      3.3.3 cause any other Person to do any of the acts which the Escrow Agent is prohibited from doing pursuant to Sections 3.3.1 and 3.3.2.

                                   ARTICLE 4
                           PROTECTION OF ESCROW AGENT

4.1   Indemnity

      YM shall indemnify the Escrow Agent and every attorney or agent appointed by it (collectively, the "Indemnified Parties") in respect of all liabilities, expenses or loss incurred by the Indemnified Parties or any claims against the Indemnified Parties (including legal fees on a solicitor and their own client basis) in good faith in the execution or purported execution of the Escrow Agent's duties as escrow agent hereunder, except in the case of fraud, deliberate or gross fault or gross negligence of the Escrow Agent.

4.2   No Liability for Losses

      The Escrow Agent shall not be liable for any costs, losses, damages, legal costs and expenses, liability, claims and demands, arising in connection with the exercise or purported exercise of any of their rights, powers and discretions in good faith under this Agreement, other than as a result of its own fraud, deliberate or gross fault or gross negligence, and in particular (but without limitation) the Escrow Agent shall not be liable to account for anything except actual receipts. The Escrow Agent shall be fully protected in acting and relying reasonably upon any written notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and signed by any person required to or entitled to execute and deliver to the Escrow Agent any such Documents in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which they in good faith believe to be genuine. The Escrow Agent will not have any responsibility for the genuineness or validity of any security, document or other thing deposited with it.

4.3   No Other Duties

      The Escrow Agent shall have no duties except those which are expressly set forth herein and shall not be bound by any notice of a claim or a demand with respect thereto or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing and signed by all of the parties hereto (or, in the case of a waiver, the party so waiving) other than the Escrow Agent and is in a form satisfactory to the Escrow Agent. No implied duties or obligations of the Escrow Agent shall be read into this Agreement.

4.4   No Further Assurances

      Nothing herein contained shall impose any obligation on the Escrow Agent to see to or require evidence of the registration or filing or recording (or renewal thereof) of this Agreement, or any instrument ancillary or supplemental thereto, or to procure any further, any other or additional instrument or further assurance.

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                                       7


4.5   No Responsibility for Actions of the Parties

      In the exercise of its rights and duties hereunder, the Escrow Agent shall not be in any way responsible for the consequence of any breach on the part of a party hereto of any of their respective covenants herein contained or of any acts of YM, the Escrowed Shareholders or servants of any of them.

4.6   Right to Refuse to Act

      The Escrow Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

4.7   Not a Trustee

      The Escrow Agent accepts its duties and responsibilities under this Agreement, and the Escrowed Shares and any share certificates or other evidence of the Escrowed Shares, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

                                   ARTICLE 5
                                     GENERAL

5.1   Notices

      Any notice, document, request or other communication required or permitted to be given hereunder must be in writing and given by delivery to the relevant address indicated below or by facsimile transmission or electronic message system to such address and such notice shall, if sent on any day by facsimile transmission or electronic message system after the normal business hours of the recipient, be deemed to have been given on the next Business Day:

(a)   if to YM:

      5045 Orbitor Drive
      Bldg. 11, Suite 400
      Mississauga, Ontario
      L4W 4Y4

      Attention:  David Allan
      Telecopier Number: (905) 629-4959

(b)   if to any Escrowed Shareholder:

      to the respective person and address set out in Schedule "B";

(c)   if to the Escrow Agent:

      Suite 420
      120 Adelaide St. West
      Toronto, Ontario
      M5H 4C1

      Attention:  Richard Barnowski
      Telecopier Number:  (416) 361-0470


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                                       8


      A party hereto may from time to time notify the other parties hereto, in accordance with the provisions hereof, of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes of this Agreement.

5.2   Entitlement to Advice

      The Escrow Agent shall be entitled to take legal or other advice and employ such assistance as in its judgment, acting and relying reasonably, may be necessary for the proper discharge of its duties and the determination of its rights and obligations hereunder and, if acting and relying in good faith, may act and rely upon the opinion, information or advice of counsel or any other independent expert or advisor retained by it. The Escrow Agent shall not be responsible for any loss resulting from any action or inaction taken in good faith in reliance upon such opinion, information or advice.

5.3   Remuneration and Expenses

      The reasonable fees and expenses of the Escrow Agent shall be paid by YM in consideration for acting in its role hereunder. Any amount due under this
Section 5.3 and unpaid 30 days after demand for such payment has been made shall bear interest from the expiration of such 30 day period, at the rate normally charged by the Escrow Agent on overdue accounts.

5.4   Miscellaneous Fees and Expenses

      YM will pay or procure the payment when due of all present and future registration fees, stamp duties and other imposts or transaction taxes in relation to this Agreement and keep the other parties hereto indemnified against any defence or delay in paying them, provided that the Escrow Agent will not be required to pay any amount in respect of the foregoing until the necessary funds are provided to them by YM.

5.5   Resignation of Escrow Agent

      Subject to Section 5.6 below, the Escrow Agent may resign, after giving at least two (2) months' notice in writing (or such shorter period as the parties shall accept in their documentation) to YM of the effective date of resignation (the "Escrow Agent Resignation Date"). After giving such notice, the Escrow Agent shall be discharged from all further duties and obligations hereunder on the later of: (i) the date on which a successor Escrow Agent is appointed by YM. in consultation with the Escrowed Shareholders; and (ii) the Escrow Agent Resignation Date.

      If the Escrow Agent resigns its agency in accordance herewith, YM shall have the right and obligation to appoint, in consultation with the Major Shareholders, a succeeding Escrow Agent who, upon accepting such appointment, shall assume all of the obligations and responsibilities and shall be entitled to enjoy the benefits and rights of the Escrow Agent hereunder. If a successor escrow agent is appointed as herein provided, the Escrow Agent shall pay and deliver to such successor all funds, agreements and other documents then in its possession upon payment of its fees.

      The rights and benefits held by and the indemnities granted in favour of the Escrow Agent set out in Articles 4 and 5 hereof shall continue indefinitely notwithstanding the appointment of a successor escrow agent pursuant to provisions of this Section 5.5.

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                                       9


5.6   Release into Court

      If there is a dispute regarding the release of Escrowed Shares or any Escrowed Share Proceeds, any other claim or demand is made by any person against the Escrow Agent in connection with this Agreement or the Escrowed Shares or Escrowed Share Proceeds, or the Escrow Agent receives conflicting instructions from YM, the Escrow Agent may seek an interpleader order or similar order of a court or other applicable forum and/or may transfer the Escrowed Shares or Escrowed Share Proceeds into an account administered by the Court or other applicable forum. Upon such transfer being completed the Escrow Agent shall be released from all obligations under this Agreement. Notwithstanding such termination, the provisions of Article 4 of this Agreement shall continue in force pending the resolution of any and all outstanding claims. All parties to this Agreement shall take all steps reasonably required to give effect to this
Section 5.6.

5.7   Successors and Assigns

      This Agreement shall be binding on the parties hereto and their respective successors and assigns and shall enure to the benefit of the parties hereto and their respective successors and assigns.

5.9   Amendment

      This Agreement shall not be amended, revoked or rescinded as to any of its terms and conditions except by agreement in writing signed by the Escrow Agent and by all of the parties to the Merger Agreement.

5.10  Severability

      Any provision hereof which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties hereto waive any provision of law which renders any such provision prohibited or unenforceable in any respect.

5.11  Entire Agreement

      This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement.

5.12  Waiver

      A waiver of any default, breach or non compliance under this Agreement is not effective unless in writing and signed by the party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non compliance under this Agreement shall not operate as a waiver of that party's rights under this agreement in respect of any continuing or subsequent default, breach or non observance (whether of the same or any other nature).


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                                       10


5.8   Counterparts

      This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of May 2, 2005.

      IN WITNESS WHEREOF the parties hereto have executed this Agreement.


                                  YM BIOSCIENCES INC.


                                  Per: /s/ David Allan
                                       ------------------------------
                                       Name:  David Allan
                                       Title: Chairman and
                                               Chief Executive Officer


                                  EQUITY TRANSFER SERVICES INC.


                                  Per: /s/ Richard M. Barnowski
                                       ------------------------------
                                       Name:  Richard M. Barnowski
                                       Title: Vice-President & COO

                                  SCHEDULE "A"

---------------------- -------------------------------------------------------------------------------------------------
                                                        Escrowed Shares to be Released
   Release Date or
      Milestone
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
                                                                New
                                                             Generation      Hung        Mezei
                            Eastern          Business         Biotech       Family      Family
                        Technology Seed     Development     Equity Fund    Holdings    Holdings      Scott       Diana
                        Investment Fund   Bank of Canada       Inc.         Limited       Ltd.       McLean     Pliura
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
  November 2, 2005          29,578            126,764         300,007          0           0           0          0
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
     May 2, 2006            29,578            126,764         300,007          0           0           0          0
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
  November 2, 2006          29,578            126,764         300,007          0           0           0          0
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
     May 2, 2007            29,578            126,764         300,007          0           0           0          0
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
     Milestone 1            25,720            110,229         260,876          0           0           0          0
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
     Milestone 2            41,152            176,367         417,402          0           0           0          0
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
     Milestone 3            346,734           214,642         504,166       26,179       12,377      4,951      2,063
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------
     Milestone 4            91,427            140,504         326,079       44,183       20,889      8,356      3,482
---------------------- ------------------ ---------------- -------------- ------------ ----------- ----------- ---------

                                  SCHEDULE "B"

------------------------------------------------------------ ---------------------------------------------------------
                   Escrowed Shareholder                                              Address
------------------------------------------------------------ ---------------------------------------------------------
Eastern Technology Seed Investment Fund Limited Partnership  c/o Ventures West Management Inc.
                                                             20 Adelaide Street East
                                                             Suite 1200
                                                             Toronto, Ontario
                                                             M5C 2T6
                                                             Attention:  Edward Anderson
------------------------------------------------------------ ---------------------------------------------------------
Business Development Bank of Canada                          150 King Street West
                                                             Suite 1101
                                                             P.O. Box 23
                                                             Toronto, Ontario
                                                             M5H 1J9
                                                             Attention: Rob Hall
------------------------------------------------------------ ---------------------------------------------------------
New Generation Biotech (Equity) Fund Inc.                    c/o Genesys Capital Partners
                                                             200 Front Street West
                                                             Suite 3004
                                                             P.O. Box 31
                                                             Toronto, Ontario
                                                             M5V 3K2
                                                             Attention:  Damian Lamb
------------------------------------------------------------ ---------------------------------------------------------
Hung Family Holdings Limited                                 933 Greenwood Avenue
                                                             Halifax, Nova Scotia
                                                             B3H 3L1
                                                             Attention:  Dr. Orlando Hung
------------------------------------------------------------ ---------------------------------------------------------
Mezei Family Holdings Ltd.                                   c/o Mr. Leslie Somlyai
                                                             9625 Patton Road, SW
                                                             Calgary, Alberta
                                                             T2V 5G5
------------------------------------------------------------ ---------------------------------------------------------
Diana Pliura                                                 5032 Brandy Lane Court
                                                             Mississauga, Ontario
                                                             L5M 5A2
------------------------------------------------------------ ---------------------------------------------------------
Scott McLean                                                 1507 Grant Avenue
                                                             Cornwall, Ontario
                                                             K6J 1Z6
------------------------------------------------------------ ---------------------------------------------------------

                                  SCHEDULE "C"

                                 FORM OF NOTICE


TO:   EQUITY TRANSFER SERVICES INC.


Reference is made to the escrow agreement dated as of May 2, 2005 (the "Escrow Agreement") between YM BioSciences Inc. and Equity Transfer Services Inc. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to therein the Escrow Agreement.

Pursuant to Section 2.4.2 of the Escrow Agreement, the undersigned hereby (i) advises you of the completion of Milestone ___ prior to May 2, 2010; and (ii) irrevocably authorizes and directs you to release from escrow an aggregate of _______ Escrowed Shares (together with the Escrowed Share Proceeds attributable thereto, if any) to the Escrowed Shareholders in accordance with Schedule "A" to the Escrow Agreement.


DATED as of the          day of ______, 200_.



YM BIOSCIENCES INC.



---------------------------------
Authorized Signing Officer

                                  SCHEDULE "D"

                                 FORM OF NOTICE


TO:   EQUITY TRANSFER SERVICES INC.


Reference is made to the escrow agreement dated as of May 2, 2005 (the "Escrow Agreement") between YM BioSciences Inc. and Equity Transfer Services Inc. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to therein the Escrow Agreement.

Pursuant to Section 2.4.3 of the Escrow Agreement the undersigned hereby (i) advises you of the issuance of an NDA (or corresponding reulatory marketing authorization) in one of the United States, Canada, Western Europe or Japan in connection with a product utilizing the Delex Technology; and (ii) irrevocably authorizes and directs you to release all Escrowed Shares remaining in escrow as at the date hereof together with the Escrowed Share Proceeds attributable thereto, if any, to the Escrowed Shareholders in accordance with Schedule "A" to the Escrow Agreement.


DATED as of the          day of ________, 200_.


YM BIOSCIENCES INC.



---------------------------------
Authorized Signing Officer